

June 28, 2007

By U.S. mail and facsimile to (412) 281-4747

Mr. John M. Froehlich
Chief Financial Officer
Reunion Industries, Inc.
11 Stanwix Street, Suite 1400
Pittsburgh, PA 15236

> **RE:**   **Reunion Industries, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2006**
> **Filed April 2, 2007**
>
> **File No. 1-15739**

Dear Mr. Froehlich:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Terence O'Brien
Branch Chief